Exhibit 99.2
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008	F-2
Unaudited Interim Condensed Consolidated Statements of Operation for the Six Months Ended June 30, 2009 and 2008	F-3
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Ended June 30, 2009 and 2008	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flow for the Six Months Ended June 30, 2009 and 2008	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-6

SINA CORPORATION (“SINA”)
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	June 30,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$431,861	$383,320
Short-term investments	150,096	220,504
Accounts receivable, net	72,324	79,183
Prepaid expenses and other current assets	13,351	9,424

Total current assets	667,632	692,431
Property and equipment, net	27,912	34,111
Intangible assets, net	9,478	10,477
Goodwill	84,050	84,050
Other assets	1,854	1,425

Total assets	$790,926	$822,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,356	$1,397
Accrued liabilities	60,323	68,468
Income taxes payable	9,977	17,391
Deferred revenue	10,335	7,651
Convertible debt	99,000	99,000

Total current liabilities	180,991	193,907
Long-term liabilities:
Other liabilities	3,785	4,039

Total liabilities	184,776	197,946

Commitments and contingencies (Note 12)

Shareholders’ equity:
SINA shareholders’ equity:
Ordinary shares: $0.133 par value; 150,000 shares authorized; 56,321 and 56,121 shares issued and outstanding	7,491	7,464
Additional paid-in capital	390,397	382,880
Treasury stock: 2,455 shares and nil	(50,074)	—
Retained earnings	201,656	178,569
Accumulated other comprehensive income (loss):
Unrealized loss on investments in marketable securities	—	(329)
Cumulative translation adjustments	51,946	51,921

Total SINA shareholders’ equity	601,416	620,505
Noncontrolling interest (Note 13)	4,734	4,043

Total shareholders’ equity	606,150	624,548

Total liabilities and shareholders’ equity	$790,926	$822,494

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SINA CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Six months ended June 30,
	2009	2008
Net revenues:
Advertising	$100,926	$112,776
Non-advertising	63,097	49,859

	164,023	162,635

Costs of revenue:
Advertising	45,874	42,718
Non-advertising	29,246	21,644

	75,120	64,362

Gross profit	88,903	98,273

Operating expenses:
Sales and marketing	36,947	36,099
Product development	15,319	13,399
General and administrative	13,480	15,235
Amortization of intangible assets	822	515

Total operating expenses	66,568	65,248

Income from operations	22,335	33,025
Interest and other income, net	5,056	8,412
Gain on the sale of noncontrolling interest in a subsidiary	—	3,137

Income before income taxes expense	27,391	44,574
Income tax expense	(4,043)	(7,825)

Net income	23,348	36,749
Less: Net income attributable to the noncontrolling interest	(261)	(121)

Net income attributable to SINA	$23,087	$36,628

Basic net income per share attributable to SINA	$0.43	$0.66
Diluted net income per share attributable to SINA	$0.40	$0.61
Shares used in computing basic income per share attributable to SINA	54,097	55,609
Shares used in computing diluted income per share attributable to SINA	58,285	60,463
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SINA CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

			SINA Shareholders’ Equity
	Total				Additional			Accumulated
	Shareholders’	Comprehensive			Paid-in			Other	Retained	Noncontrolling
	Equity	Income	Ordinary Shares		Capital	Treasury Stock		Comprehensive Income	Earnings	Interest
			Shares	Amount		Shares	Amount
Balances at December 31, 2008	$624,548	$—	56,121	$7,464	$382,880	—	$—	$51,592	$178,569	$4,043
Issuance of ordinary shares pursuant to stock plans	1,115	—	200	27	1,088	—	—	—	—	—
Repurchase of ordinary shares	(50,074)	—	—	—	—	(2,455)	(50,074)	—	—	—
Stock-based compensation expenses	6,600	—	—	—	6,600	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	578	—	—	—	—	—	—	—	—	578
Purchase of subsidiaries’ shares from noncontrolling interest	(342)	—	—		(171)	—				(171)
Others	23	—	—	—	—	—	—	—	—	23
Comprehensive income:
Net income	23,348	23,348	—	—	—	—	—	—	23,087	261
Other comprehensive income:
Unrealized gain on investments in marketable securities	329	329	—	—	—	—	—	329	—	—
Currency translation adjustments	25	25	—	—	—	—	—	25	—	—

Total other comprehensive income	354	354

Total comprehensive income	23,702	$23,702

Balances at June 30, 2009	$606,150		56,321	$7,491	$390,397	(2,455)	$(50,074)	$51,946	$201,656	$4,734

Balances at December 31, 2007	$494,976	$—	55,521	$7,384	$358,232	—	$—	$31,429	$97,931	$—
Issuance of ordinary shares pursuant to stock plans	6,046	—	302	41	6,005	—	—	—	—	—
Stock-based compensation expenses	7,098	—	—	—	7,098	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	3,071	—	—	—	—	—	—	—	—	3,071
Others	(130)	—	—	—	(130)	—	—	—	—	—
Comprehensive income:
Net income	36,749	36,749	—	—	—	—	—	—	36,628	121
Other comprehensive income:
Unrealized gain on investments in marketable securities	358	358	—	—	—	—	—	358	—	—
Currency translation adjustments	19,402	19,402	—	—	—	—	—	19,402	—	—

Total other comprehensive income	19,760	19,760

Total comprehensive income	56,509	$56,509

Balances at June 30, 2008	$567,570		55,823	$7,425	$371,205	—	$—	$51,189	$134,559	$3,192

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SINA CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six months ended June 30,
	2009	2008
Cash flows from operating activities:
Net income	$23,348	$36,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,112	7,550
Stock-based compensation	6,600	7,098
Amortization of intangible assets	999	604
Provision for allowance for doubtful accounts	2,500	1,834
Gain on the sale of a noncontrolling interest in a subsidiary	—	(3,137)
Foreign exchange gain (loss) from liquidated subsidiaries	1,964	(1,866)
Loss on disposal of property and equipment	67	—
Changes in assets and liabilities:
Accounts receivable	4,384	(16,408)
Prepaid expenses and other current assets	(78)	(1,549)
Other assets	142	(66)
Accounts payable	(118)	106
Accrued liabilities	(8,485)	9,967
Income taxes payable	(7,424)	2,803
Deferred revenue	2,684	1,814

Net cash provided by operating activities	34,695	45,499

Cash flows from investing activities:
Purchases of short-term investments	(45,454)	(95,710)
Maturities of short-term investments	116,300	83,026
Purchases of property and equipment	(1,891)	(10,881)
Investments and prepayments on investments	(4,248)	—

Net cash provided by (used in) investing activities	64,707	(23,565)
Cash flows from financing activities:
Proceeds from sales of noncontrolling interest in a subsidiary	578	2,500
Proceeds from issuance of ordinary shares	930	6,046
Repurchase of ordinary shares	(50,074)	—
Other financing activities	(256)	(130)

Net cash (used in) provided by financing activities	(48,822)	8,416

Effect of exchange rate change on cash and cash equivalents	(2,039)	9,774

Net increase in cash and cash equivalents	48,541	40,124
Cash and cash equivalents at the beginning of the period	383,320	271,666

Cash and cash equivalents at the end of the period	$431,861	$311,790

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SINA CORPORATION
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Business
     SINA Corporation (“SINA”, “we” or the “Company”) is an online media company and MVAS provider in the People’s Republic of China and the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from search and fee-based services.
2. Basis of Presentation and Use of Estimates
     These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements. The Company believes accounting for advertising and MVAS revenues, accounting for income taxes, assessment of impairment of goodwill and long-lived assets, allowance for doubtful accounts, stock-based compensation, consolidation, determination of the estimated useful lives of assets, accountings for advertising expenses and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its unaudited interim condensed consolidated financial statements. The accounting policies used for the preparation of these financial statements for the six months ended June 30, 2009 are consistent with those set out in the Revised Consolidated Financial Statements for the year ended December 31, 2008 filed as Exhibit 99.7 to the Form 6-K to which this exhibit is included. These financial statements should be read in conjunction with the revised consolidated financial statements and related footnotes included in the “Revised Item 8 — Financial Information and Item 18 — Financial Statements” filed as exhibit 99.7 to the Form 6-K to which this Exhibit is included.
     The accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2009 are not necessarily indicative of the results expected for the full fiscal year or for any future period.
Consolidation
     GAAP requires a variable interest entity (“VIE”) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. To comply with PRC laws and regulations, the Company provides substantially all its Internet content, MVAS and advertising services in China via its VIEs. These VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs, under which the Company provides technical and other services to the VIEs in exchange for substantially all of the net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for technical and other services due to the Company. As of June 30, 2009, the total amount of interest-free loans to these PRC employees was $8.2 million and the aggregate accumulated losses of all VIEs were approximately $0.6 million, which have been included in the unaudited interim condensed consolidated financial statements.
     The following is a summary of the major VIEs of the Company:
•	Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a China company controlled through a series of contractual arrangements. The ICP Company is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is 1.5% owned by Yan Wang, the Company’s Chairman of the Board, 22.50% owned by the Company’s executive officer Tong Chen, 26.75% owned by the Company’s executive officer Hong Du, and 49.25% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.

•	Guangzhou Media Message Technologies, Inc. (“Xunlong”), a China company controlled through a series of contractual arrangements. Xunlong is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•	Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), previously called Beijing Star-Village.com Cultural Development Co., Ltd, a China company controlled through a series of contractual arrangements. StarVI is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of StarVI is $1.2 million.

•	Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”), a China company controlled through a series of contractual arrangements. Wangxing is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•	Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled through a series of contractual arrangements. The IAD Company is an advertising agency. It is 20% owned by the Company’s executive officer Tong Chen and 80% owned by four non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $0.1 million.

•	Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”), a China company controlled by the Company through a series of contractual arrangements. Beijing Leju is an advertising agency and is responsible for selling advertisement of real-estate and home decoration channels. It is owned by two non-executive PRC employees of the Company. This entity has an approved business scope including agency and issuance of advertisements. The registered capital of Beijing Leju is $0.1 million.
     The Company began to consolidate the ICP Company in October 2001. Xunlong and StarVI were acquired from Memestar Limited in January 2003 and the operating results for these two companies have been consolidated since January 2003. Wangxing was acquired from Crillion Corporation in March 2004 and the operating results for Wangxing have been consolidated since March 2004. The operating results of the IAD Company have been consolidated since its establishment in 2004. The operating results of Beijing Leju have been consolidated since its establishment in 2008.
Convertible debt
     Starting January 1, 2009 the Company adopted revised guidance on accounting for convertible debt instrument issued by the FASB, which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. The revised guidance has to be applied retrospectively to all periods and requires the Company to estimate the fair value of its convertible notes as of the date of issuance, and as if the instrument was issued without the conversion feature. The difference between the fair value and the principal amount of the instrument was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected four-year life of the convertible notes as a non-cash increase to interest expense in the historical periods ended in June 2007. Although the revised guidance did not have an impact on the Company’s past or future cash flows, it required the Company to record non-cash interest expense that would not have occurred under the previous GAAP guidance. The adoption of the revised guidance increased the Company’s interest expense for the period from July 2003 to July 2007 by $25.8 million, which was adjusted in opening retained earnings for 2008 and 2007 in these unaudited interim condensed consolidated financial statements.
Recent accounting pronouncements
     Effective July 2009, the Financial Accounting Standards Board (FASB) codified accounting literature into a single source of authoritative accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Since the codification did not alter existing GAAP, it did not have an impact on our condensed consolidated financial statements. All references to pre-codified GAAP have been removed in the unaudited condensed interim financial statements.
     In June 2009, the FASB issued revised guidance on the accounting for the transfer of financial assets. The revised guidance requires additional information disclosures on the transfer of financial assets, including securitization transactions, and where an entity has continuing exposure to risks related to transferred financial assets. The revised guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The Company is currently evaluating the impact of the revised guidance on its financial statements.
     In June 2009, the FASB issued revised guidance on the consolidation of VIE. The revised guidance requires an analysis to determine whether an entity has a controlling financial interest in a VIE. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The Company is currently evaluating the impact of the revised guidance on its financial statements.
     In May 2009, the FASB issued guidance on events that occur after the balance sheets date and before the issuance of the financial statements. The guidance relates to the evaluation of subsequent events or transactions for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheets date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheets date. The guidance is effective for interim or annual periods ending after June 15, 2009. The Company has adopted the requirements of this pronouncement starting January 2009. The adoption of this guidance did not have an impact on the Company’s financial statements.
     In April 2009, the FASB issued guidance to address application issues on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have an impact on the Company’s financial statements.
3. Goodwill and Intangible Assets
     The Company acquired Memestar Limited, a British Virgin Islands limited liability corporation (“Memestar”) in 2003 and Crillion Corporation, a British Virgin Islands limited liability corporation (“Crillion”) in 2004 to enhance its MVAS offerings as well as increase its market share in the PRC MVAS market. The Company also acquired Davidhill Capital Inc., a British Virgin Islands limited liability corporation (“Davidhill”), and its UC instant messaging technology platform in 2004. In 2008, the Company took a controlling interest in a privately held web-application development firm. The following table summarizes goodwill by segment from these acquisitions:

	Advertising	MVAS	Total
	(In thousands)
Balance at December 31, 2008	$15,159	$68,891	$84,050

Balance at June 30, 2009	$15,159	$68,891	$84,050

     The Company is required to perform an impairment assessment of its goodwill on an annual basis or when facts and circumstances warrant a review. The Company performed an impairment assessment relating to goodwill arising from its acquisitions as of December 31, 2008, and concluded that there was no impairment as to the carrying value of the goodwill. The Company has not noted any triggering events during the six months ended June 30, 2009 that would require an interim impairment assessment of its goodwill and intangible assets.
     The following table summarizes the Company’s intangible assets:

	June 30, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
	(In thousands)
Technology	$10,300	$(5,150)	$5,150	$10,300	$(4,635)	$5,665
Database	3,541	(443)	3,098	3,541	(266)	3,275
Software	1,844	(614)	1,230	1,844	(307)	1,537

Total	$15,685	$(6,207)	$9,478	$15,685	$(5,208)	$10,477

     All intangible assets are amortizable. Technology and database have estimated useful lives of ten years. Software is amortized over three years.
     Amortization expenses related to intangible assets were $1.0 million and $0.6 million for the six months ended June 30, 2009 and 2008, respectively. As of June 30, 2009, estimated amortization expenses for future periods are expected to be as follows:

Fiscal year	(In thousands)
Six months ending December 31, 2009	$999
2010	1,998
2011	1,693
2012	1,384
2013	1,384
Thereafter	2,020

Total expected amortization expense	$9,478

4. Balance Sheet Components

	June 30,	December 31,
	2009	2008
	(In thousands)
Accounts receivable, net:
Accounts receivable	$83,107	$88,329
Allowance for doubtful accounts:
Balance at the beginning of period	(9,146)	(5,663)
Additional provision charged to expenses	(2,500)	(3,528)
Write-off, net of recoveries	863	45

Balance at the end of period	(10,783)	(9,146)

	$72,324	$79,183

Prepaid expenses and other current assets:
Content fees	$3,139	$4,034
Rental and other deposits	1,927	1,404
Prepayments on investments	4,425	—
Others	3,860	3,986

	$13,351	$9,424

Property and equipment, net:
Computers and equipment	$76,913	$76,253
Leasehold improvements	4,755	4,988
Furniture and fixtures	4,110	3,821
Other	1,469	1,571

	87,247	86,633
Less: Accumulated depreciation and amortization	(59,335)	(52,522)

	$27,912	$34,111

Accrued liabilities:
Accrued compensation and benefits	$7,502	$9,480
Sales commission	2,933	4,055
Business taxes payable	4,649	5,835
Sales rebates	11,174	10,305
Marketing expenses	5,322	9,100
Professional fees	4,518	5,144
Internet connection costs	3,347	3,151
Content fees	15,845	13,526
Others	5,033	7,872

	$60,323	$68,468

5. Related Party Transactions
     In April 2007, one of the Company’s subsidiaries entered into an agreement with Broadvision Inc. (“Broadvision”). Mr. Pehong Chen, a director of SINA, is a significant stockholder of Broadvision and serves as its Chairman, Chief Executive Officer and President. Under the agreement, Broadvision provides HR information management hosting service, including software subscription and system upgrade, feature enhancement and technical support, to the Company’s operations in China for an annual subscription fee of RMB 500,000 or approximately $66,000. Broadvision also charge an initial system implementation fee of RMB 500,000. SINA has an option to buy out the software license from Broadvision on a non-exclusive basis by paying a lump-sum amount (RMB 1,500,000, or RMB 1,000,000 for buy-out in 2009 or 2010 or later, respectively) plus an additional 22% of the buy-out amount for maintenance services. For the six months ended June 30, 2009 and 2008, the Company paid Broadvision approximately $42,000 and $36,000, respectively. Amount prepaid to Broadvision was $77,000 as of June 30, 2009.
6. Income Taxes
     The Company is registered in the Cayman Islands and has operations in four tax jurisdictions - the PRC, the U.S. of America, Hong Kong and Taiwan. The Company generated substantially all of its net income from its PRC operations for the six months ended June 30, 2009 and 2008, and the Company has recorded income tax provisions for these periods.
     The components of income before income taxes are as follows:

	Six months ended June 30,
	2009	2008
	(In thousands, except percentage)
Income before income taxes	$27,391	$44,574
Loss from non China operations	$(11,046)	$(3,783)
Income from China operations	$38,437	$48,357
Income tax expenses applicable to China operations	$4,043	$7,825
Effective tax rate for China operations	11%	16%

     Effective January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for VIEs and Foreign-Invested Enterprises (“FIEs”) at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the previous income tax law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, new and high technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfathering treatment for new and high technology enterprises that received special tax holidays under the previous income tax law to continue to enjoy their tax holidays until expiration. For the six months ended June 30, 2008, there were uncertainties on the interpretation and implementation of the EIT Law and the Administration Measures for Recognition of New and High Technology Enterprises, including whether certain of the Company’s FIEs in China would receive the new and high technology enterprise status under the EIT Law. Therefore, for the six months ended June 30, 2008, the Company made an income tax provision without considering the tax benefits as a qualified new or high technology enterprise.
     In December 2008, two of the Company’s subsidiaries in China, SINA.com Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., qualified as new and high technology enterprises under the new EIT Law. In February 2009, another subsidiary of the Company Shanghai SINA Leju Information Technology Co., Limited was granted software enterprise status, which qualifies the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in income tax rate from 2010 through 2012. These changes resulted in lower effective income tax rate for the Company’s China operations in the first six months of 2009 compared to the same period last year.
     The EIT Law provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC would be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should PRC tax authorities determine that SINA should be treated as a resident enterprise for PRC tax purposes, the Company would be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
     The EIT Law imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous income tax law. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. A majority of the Company’s FIE operations in China are invested and held by Hong Kong registered entities. Under GAAP on accounting for income taxes, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s Board allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend withholding tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to 10% withholding tax should its policy change to allow for earnings distribution offshore. If the Company were to distribute its FIEs’ earnings from January 1, 2008 to June 30, 2009, the Company would be subject to a withholding tax of approximately $6.3 million.
     The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company has to pay taxes on behalf of its employees when dividends are distributed from these local entities in the future. Such withholding individual income tax rate is 20%.
7. Net Income Per Share
     Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the six months ended June 30, 2009 and 2008, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 2.2 million and 0.4 million, respectively.

     The following table sets forth the computation of basic and diluted net income per share attributable to SINA for the periods indicated:

	Six months ended June 30,
	2009	2008
	(In thousands, except per share
	amounts)
Basic net income per share calculation:
Numerator:
Net income attributable to SINA	$23,087	$36,628

Denominator:
Weighted average ordinary shares outstanding	54,097	55,609

Basic net income per share attributable to SINA	$0.43	$0.66

Diluted net income per share calculation:
Numerator:
Net income attributable to SINA	$23,087	$36,628

Denominator:
Weighted average ordinary shares outstanding	54,097	55,609
Weighted average ordinary shares equivalents:
Stock options	204	982
Unvested restricted shares	145	33
Convertible debt	3,839	3,839

Shares used in computing diluted net income per share attributable to SINA	58,285	60,463

Diluted net income per share attributable to SINA	$0.40	$0.61
     In the fourth quarter of 2008, the Board authorized, but did not obligate, the Company to repurchase of up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as management deems appropriate. During the six months ended June 30, 2009, the Company repurchased 2,454,956 shares in the open market, at an average price of $20.37 for total consideration of $50 million which were recorded as Treasury Stock. No other shares were repurchased as of December 23, 2009. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.
8. Stock-based Compensation Expenses
     Stock-based compensation expenses related to the Company’s employee incentive plans recognized in the unaudited interim condensed consolidated statements of operations were as follows:

	Six months ended June 30,
	2009	2008
	(In thousands)
Costs of revenues	$1,253	$1,578
Sales and marketing	1,063	1,116
Product development	843	1,042
General and administrative	3,370	3,362

	$6,529	$7,098

     As of June 30, 2009, there was $25.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees which will be recognized over a weighted-average period of 2 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
     The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2008	3,851
Granted *	(1,297)
Cancelled/expired/forfeited	23

June 30, 2009	2,577

*	During the six months ended June 30, 2009, 741,000 restricted shares units, or approximately 1.3 million equivalent shares, were granted.

Summary of Stock Option
     The following table sets forth the summary of option activity under the Company’s stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2008	2,835	$25.85	4.39	$4,018
Exercised	(53)	$21.14
Cancelled/expired/forfeited	(53)	$27.37

June 30, 2009	2,729	$25.91	3.90	$14,423

Vested and expected to vest as of June 30, 2009	2,675	$25.77	3.89	$14,368
Exercisable as of June 30, 2009	2,009	$24.09	3.83	$12,898
     The aggregate intrinsic value in the preceding table represents the difference between the market value as of the last day of the periods and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s closing stock price as of June 30, 2009 and December 31, 2008 was $29.48 and $23.15, respectively.
     The total intrinsic value of options exercised during the six months ended June 30, 2009 was $0.5 million. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercise of stock options during the six months ended June 30, 2009 was $0.9 million.
     As of June 30, 2009, there was $11.4 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 2.4 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
     Information regarding the stock options outstanding at June 30, 2009 is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(In thousands)		(In years)
$1.32 — $23.17	967	$19.13	798	$18.27	3.36
$24.23 — $24.73	862	$24.62	766	$24.61	3.54
$25.57 — $33.68	720	$32.47	345	$31.58	4.82
$36.40 — $49.95	180	$42.31	100	$40.77	4.87

	2,729	$25.91	2,009	$24.09	3.90

Summary of Service-Based Restricted Share Units
     Service-based restricted share units activities in the six months ended June 30, 2009 were as follows:

		Weighted-Average Grant-Date
	Shares Granted	Fair Value
	(In thousands)
December 31, 2008	75	$46.83
Awarded	741	$20.86
Issued	(79)	$27.98

June 30, 2009	737

     Restricted share units are not considered outstanding in the computation of basic earnings per share. As of June 30, 2009, there was $14.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based restricted share units granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 1.6 years.
Summary of Performance-Based Restricted Share Units
     Performance-based restricted share unit activities in the six months ended June 30, 2009 were as follows:

		Weighted-Average Grant-Date
	Shares Granted	Fair Value
	(In thousands)
December 31, 2008	68	$40.57
Issued	(68)	$20.85

June 30, 2009	—

     In September 2008, the Company’s subsidiary COHT adopted a 2008 Share Incentive Plan (“2008 COHT Plan”). The 2008 COHT Plan permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of COHT to employees, directors and consultants. Options with a fair value of $514,000 were granted during the six months ended June 30, 2009. Stock compensation expenses related to the grant are amortized over four years on a straight-line basis, with $71,000 expensed in the six months ended June 30, 2009.
9. Segment Information
     The Company currently operates in three principal business segments globally—advertising, MVAS and other non-advertising. Information regarding the business segments provided to the Company’s chief operating decision maker (“CODM”) are at the revenue or gross margin level. The Company’s CODM does not use information requiring the allocation of operating costs or assets to its segments to allocate resources to or evaluate the performance of the operating segments.
     The following is a summary of revenues, costs of revenues and gross profit margins by segment:

	Advertising	MVAS	Other	Total
	(In thousands)
Six months ended June 30, 2009:
Net revenues	$100,926	$59,864	$3,233	$164,023
Costs of revenues	45,874	28,421	825	75,120
Gross profit margins	55%	53%	74%	54%

Six months ended June 30, 2008:
Net revenues	$112,776	$46,208	$3,651	$162,635
Costs of revenues	42,718	20,453	1,191	64,362
Gross profit margins	62%	56%	67%	60%
     The following is a summary of the Company’s geographic operations:

	China	International	Total
	(In thousands)
Six months ended June 30, 2009:
Revenues	$162,663	$1,360	$164,023
Six months ended June 30, 2008:
Revenues	$160,957	$1,678	$162,635

As of June 30, 2009:
Long-lived assets	$27,034	$878	$27,912
As of December 31, 2008:
Long-lived assets	$33,005	$1,106	$34,111
     Revenues are attributed to the countries in which the invoices are issued. Long-lived assets comprise of the net book value of property and equipment.
10. Financial Instruments
Fair Value of Financial Instruments

	Fair Value Measurements at June 30, 2009
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)
Money market funds (1)	$283,049	$283,049	$—
Bank time deposits (2)	204,327	—	204,327

Total	$487,376	$283,049	$204,327

(1)	Included in cash and cash equivalents in the Company’s unaudited interim condensed consolidated balance sheets.

(2)	Included in cash and cash equivalents and short-term investments in the Company’s unaudited interim condensed consolidated balance sheets.
Concentration of Risk
     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivables. In addition, with the majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, which are difficult to hedge and the Company has not hedged.

     The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., the PRC, Hong Kong and Taiwan that management believes are of high credit quality. The Company usually invests in marketable debt securities with A ratings or above.
     The Company has approximately $292.4 million in cash and bank deposits, such as time deposits, with large domestic banks in China, which constitute about 50% of its total cash, cash equivalents and short-term investments as of June 30, 2009. The terms of these deposits are generally up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.
     Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of June 30, 2009 and December 31, 2008, approximately 99% and 99% of the net accounts receivable were derived from the Company’s operations in the PRC.
     For the six months ended June 30, 2009 and 2008, advertising revenues from agencies were approximately 92% and 93%, respectively, of the Company’s advertising revenues. Focus Media Holding Limited (“Focus”), a large advertising agency in China, through its subsidiaries and affiliate accounted for less than 10% of the Company’s total revenues in the six months ended June 30, 2009 and for 12% of total revenues for the six months ended June 30, 2008. No individual advertising customer accounted for 10% or more of total revenues for the six months ended June 30, 2009 and 2008. Focus accounted for 15% and 18% of the Company’s total accounts receivables as of June 30, 2009 and December 31, 2008, respectively. No individual advertising customer accounted for 10% or more of accounts receivables as of as of June 30, 2009 and December 31, 2008.
     With regard to the MVAS operations, revenues charged via provincial and local subsidiaries of China Mobile were 31% and 26% of the Company’s total revenues the six months ended June 30, 2009 and 2008, respectively. Revenues from the SMS product line accounted for 16% and less than 10% of the Company’s total revenues for the six months ended June 30, 2009 and 2008, respectively. China Mobile and its provincial and local subsidiaries in aggregate accounted for less than 10% and 10% of the Company’s accounts receivables as of June 30, 2009 and December 31, 2008, respectively. Accounts receivable from third-party operators represents MVAS fees collected on behalf of the Company after deducting their billing services and transmission charges. The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write off of bad debts.
     The majority of the Company’s revenues derived and expenses incurred have been in RMB. Approximately 50%, 99%, and 43% of the Company’s cash, cash equivalents and short-term investments, accounts receivable and current liabilities, respectively, were denominated in RMB as of June 30, 2009. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations with the RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.
11. Convertible Debt
     In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023. During 2007, $1 million of the Notes were converted to SINA ordinary shares upon the purchaser’s request. The Notes were issued at par and bear no interest. The Notes will be convertible into SINA ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. One of the conditions for conversion of the Notes to SINA ordinary shares is conversion upon satisfaction of market price condition, when the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the quarter ended September 30, 2009, the sale price of SINA ordinary shares exceeded the threshold set forth in item (i) above; therefore, the Notes are convertible into SINA ordinary shares during the quarter ending December 31, 2009.
     Upon a purchaser’s election to convert the Notes in the future, the Company has the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. The Company may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes being redeemed. The purchasers may require the Company to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, or upon a change of control, at a price equal to 100% of the principal amount of the Notes. In accordance with guidance, obligations such as the Notes are considered current liabilities when they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period. These notes were accounted for in accordance with a revised guidance on accounting for convertible debt instrument issued by the FASB which the Company adopted on January 1, 2009. See Note 2 “Basis of Presentation and Use of Estimates — Convertible debt” to the unaudited interim condensed consolidated financial statements.
12. Commitments and Contingencies
     Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases office facilities under non-cancelable operating leases with various expiration dates through 2013. Rental expenses were $3.7 million and $2.9 million, respectively, for the six months ended June 30, 2009 and 2008. Based on the current rental lease agreements, future minimum rental payments required as of June 30, 2009 were as follows:

		Less than one	One to	Three to	More than
	Total	year	Three years	five years	five years
			(In thousands)
Operating lease commitments	$6,002	$2,922	$2,950	$130	$—
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with website production, content fees associated with website production and MVAS, advertising serving services and marketing activities. Purchase commitments as of June 30, 2009 were as follows:

		Less than one	One to	Three to	More than
	Total	year	Three years	Five years	five years
			(In thousands)
Purchase commitments	$48,159	$37,943	$10,115	$89	$12
     In the fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase up to US$100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as management deems appropriate. No shares had been repurchased as of December 31, 2008. As of December 23, 2009, the Company has repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.
     There are uncertainties regarding the legal basis of the Company’s ability to operate an Internet business and mobile value-added services in China. Although the country has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries in the PRC remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.
     There are no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, significant effects on the Company’s financial position, results of operations or cash flows.
13. Noncontrolling Interest
     In accordance with revised FASB guidance on accounting for minority interest, starting January 1, 2009, the Company has renamed its minority interests to noncontrolling interests and reclassified the related amounts in its unaudited interim condensed consolidated balance sheets from the mezzanine section between liabilities and equity to a separate line item in the equity section. The Company also expanded disclosures in the unaudited interim condensed consolidated financial statements to identify and distinguish the interests of SINA from the interests of noncontrolling interest holders. Consistent with the revised guidance the Company has applied the presentation and disclosure requirements retroactively for all periods presented for comparability purposes.
     Noncontrolling interests in the unaudited interim condensed consolidated financial statements as of and for the periods ended June 30, 2009 and December 31, 2008 primarily consist of the 34% interest in China Online Housing Technology Corporation (“China Online Housing”) that SINA did not own.
14. Subsequent Events
     The Company has performed an evaluation of subsequent events through December 23, 2009, which is the date the unaudited interim condensed consolidated financial statements were issued.
     In July 2009, the Company announced that it entered into a definitive agreement (the “Agreement”) with E-House (China) Holdings Limited (“E-House”), a leading real estate services company in China, to merge E-House’s real estate information and consulting services and the Company’s online real estate business (the “Transaction”). E-House’s real estate information and consulting services are operated by China Real Estate Information Corporation (“CRIC”), a subsidiary of E-House. Under the Agreement, SINA would contribute its online real estate business into its majority-owned subsidiary China Online Housing, and CRIC would issue its own ordinary shares to SINA to acquire SINA’s equity interest in China Online Housing in exchange for shares in CRIC. On October 16, 2009, the Transaction was consummated following the listing of CRIC’s American depositary shares on the NASDAQ Global Select Market. As of the closing of the Transaction, SINA is the second largest shareholder of CRIC, with approximately 33% interest in CRIC. The Company intends to account for its interest in CRIC using the equity method of accounting. The Company expects to recognize a material gain from the closing of the merger transaction with CRIC.
     In September 2009, the Company announced that the Company and Focus Media Holding Limited (NASDAQ: FMCN) have jointly reached a decision to not extend the deadline of the agreement announced on December 22, 2008, by which the Company agreed to acquire substantially all of the assets of Focus Media’s digital out-of-home advertising networks.
     In September 2009, the Company announced that it has entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave Investment Holding Company Limited (“New-Wave”), a British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. On November 25, 2009, the private equity financing with New-Wave consummated. At the closing, SINA received gross proceeds of $180 million, and New-Wave received approximately 5.6 million ordinary shares in SINA. The shares issued to New-Wave are subject to a six month lock-up and have customary registration rights pursuant to a Registration Rights Agreement entered into between SINA and New-Wave. The Company expects to use the proceeds of the financing for future acquisitions and general corporate purposes. The Company is currently evaluating the accounting treatment for the private equity placement, which may require the Company to recognize compensation expense.
     In October 2009, the Company awarded 400,000 shares of service-based restricted share units to employees, 170,051 of which vested within the quarter and the remaining 229,949 shares are expected to vest on a straight-lined basis over three years.
     In December 2009, the Company awarded 42,000 shares of service-based restricted share units to non-employee directors, which are expected to vest on a straight-line basis over four years.